November 21, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Austin Stanton
Lulu Cheng

Re:	FTAC Emerald Acquisition Corp. Preliminary Proxy on Schedule 14A Filed November 8, 2024 File No. 001-41168

To the addressees set forth above:

On behalf of FTAC Emerald Acquisition Corp. (the “Company”), set forth below is the Company’s response to the comment of the Staff (the “Staff”) relating to the Preliminary Proxy on Schedule 14A (the “Preliminary Proxy”), initially publicly filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2024. Concurrently with the delivery of this letter to the Staff, the Company has publicly filed Amendment No. 1 to the Preliminary Proxy (the “Amended Preliminary Proxy”) with the Commission through its EDGAR system.

For ease of review, we have set forth below the numbered comment from the Staff’s comment letter to the Preliminary Proxy, received on November 21, 2024, in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amended Preliminary Proxy.

Preliminary Proxy on Schedule 14A filed November 8, 2024
Risk Factors
In the event the Amendment Proposals are approved and the Charter Amendment is effected, Nasdaq may delist our securities from trading. .. . page 13

1.	We note that you are seeking to extend your termination date to a date beyond December 20, 2024, a date which would be greater than 36 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on December 20, 2024. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete an initial business combination, any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered "covered securities."

Response: In response to the Staff’s comment, the Company has revised the Nasdaq-related risk factors in the Amended Preliminary Proxy. Please see pages 13-14 of the Amended Preliminary Proxy.

* * *

November 21, 2024

Any comments or questions regarding the foregoing should be directed to the Company’s counsel, Derick Kauffman, at 610-205-6038. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ Bracebridge H. Young, Jr.
Bracebridge H. Young, Jr.
President and Chief Executive Officer

cc:	(via email)
Derick Kauffman, Stevens & Lee PC